# SEC Schedule 13D/A (Amendment No. 2) — Beneficial ownership report by holders of more than 5% of a class

Issuer: VOR BIOPHARMA INC., CIK 0001817229
CUSIP: 929033108
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 100 CAMBRIDGEPARK DRIVE, SUITE 101, CAMBRIDGE, Massachusetts (MA), 02140
Date of event which requires filing of this statement: 07/08/2025
Amends the filing with accession number 0001104659-21-025789
Filed by CIK 0001753037
Persons authorized to receive notices and communications: Lauren A. Daniel, c/o 5AM Venture Management, LLC, 4 Embarcadero Center, Suite 3110, San Francisco, California (CA), 94111, (415) 993-8570

## Reporting persons
- 5AM Ventures VI, L.P. (CIK 0001753037): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 3,194,645; sole dispositive power 0; shared dispositive power 3,194,645; aggregate amount beneficially owned 3,194,645 (2.6% of the class)
- 5AM Partners VI, LLC (CIK 0001829051): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 3,194,645; sole dispositive power 0; shared dispositive power 3,194,645; aggregate amount beneficially owned 3,194,645 (2.6% of the class)
- 5AM Opportunities I, L.P. (CIK 0001753000): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 1,228,218; sole dispositive power 0; shared dispositive power 1,228,218; aggregate amount beneficially owned 1,228,218 (1% of the class)
- 5AM Opportunities I (GP), LLC (CIK 0001790778): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 1,228,218; sole dispositive power 0; shared dispositive power 1,228,218; aggregate amount beneficially owned 1,228,218 (1% of the class)
- Andrew J. Schwab (CIK 0001598549): type of reporting person: individual (IN); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 4,422,863; sole dispositive power 0; shared dispositive power 4,422,863; aggregate amount beneficially owned 4,422,863 (3.5% of the class)
- Kush Parmar (CIK 0001664281): type of reporting person: individual (IN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 4,422,863; sole dispositive power 0; shared dispositive power 4,422,863; aggregate amount beneficially owned 4,422,863 (3.5% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.0001 per share
Name of issuer: VOR BIOPHARMA INC.
Address of issuer's principal executive offices: 100 CAMBRIDGEPARK DRIVE, SUITE 101, CAMBRIDGE, Massachusetts (MA), 02140
Comment: This Amendment No. 2 (this "Amendment No. 2" or this "Schedule 13D/A") amends and supplements the statement on Schedule 13D originally filed with the Securities and Exchange Commission (the "SEC") on February 19, 2021, and amended on February 14, 2024 (as amended, the "Statement") by the Reporting Persons. Unless otherwise defined herein, capitalized terms used in this Amendment No. 2 shall have the meanings ascribed to them in the Statement. Unless amended or supplemented below, the information in the Statement remains unchanged.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Rows 11 and 13 of each Reporting Person's cover page to this Schedule 13D/A set forth the aggregate number of shares of common stock and percentages of the shares of common stock beneficially owned by such Reporting Person and are incorporated by reference. The percentage set forth in each row 13 is based upon 124,959,520 shares of common stock outstanding as of May 8, 2025 as reported in the Issuer's Quarterly Report on Form 10-Q filed with the SEC on May 14, 2025.

The Reporting Persons' beneficial ownership of the Issuer's common stock consists of (i) 3,194,645 shares of common stock directly held by 5AM VI and (ii) 1,228,218 shares of common stock directly held by 5AM Opportunities.

5AM Partners VI is the sole general partner of 5AM VI and shares voting and dispositive power over the securities held by 5AM Partners VI. 5AM Opportunities GP is the sole general partner of 5AM Opportunities and shares voting and dispositive power over the securities held by 5AM Opportunities. Schwab and Dr. Parmar are the managing members of each of 5AM Partners VI and 5AM Opportunities GP and share voting and dispositive power over the securities held by each of 5AM VI and 5AM Opportunities.
Number of shares as to which each person has sole or shared power to vote or dispose: Rows 7 through 10 of each Reporting Person's cover page to this Schedule 13D/A set forth the number of shares of common stock as to which such Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition and are incorporated by reference.
Transactions in the class effected during the past sixty days:
On July 8, 2025, 5AM VI sold an aggregate of 1,400,444 shares in open market transactions at prices ranging from $2.40 to $3.00 (weighted average sales price of $2.4568 per share).

On July 8, 2025, 5AM Opportunities sold an aggregate of 538,416 shares in open market transactions at prices ranging from $2.40 to $3.00 (weighted average sales price of $2.4568 per share).

Except as set forth above, none of the Reporting Persons has effected any transactions with respect to the securities of the Issuer during the past sixty days.
Other persons with the right to receive dividends or sale proceeds: No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, the securities beneficially owned by any of the Reporting Persons.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: The Reporting Persons ceased to be the beneficial owners of more than five percent of the common stock on July 8, 2025.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Exhibit 99.1 Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended (incorporated by reference to the Original Schedule 13D, filed on February 19, 2021).

## Signatures
- 5AM Ventures VI, L.P.: /s/ Andrew J. Schwab, By 5AM Partners VI, LLC, its General Partner, By Andrew J. Schwab, Managing Member (07/09/2025)
- 5AM Partners VI, LLC: /s/ Andrew J. Schwab, By Andrew J. Schwab, Managing Member (07/09/2025)
- 5AM Opportunities I, L.P.: /s/ Andrew J. Schwab, By 5AM Opportunities I (GP), LLC, its General Partner, By Andrew J. Schwab, Managing Member (07/09/2025)
- 5AM Opportunities I (GP), LLC: /s/ Andrew J. Schwab, By Andrew J. Schwab, Managing Member (07/09/2025)
- Andrew J. Schwab: /s/ Andrew J. Schwab, Andrew J. Schwab (07/09/2025)
- Kush Parmar: /s/ Kush Parmar, Kush Parmar (07/09/2025)